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March 6, 2020	Deborah Bielicke Eades Shareholder +1 312 609 7661 deades@vedderprice.com

VIA EDGAR TRANSMISSION U.S. Securities and Exchange Commission 100 F Street, NE Washington, DC 20549

Re:	Columbia Acorn Trust (the “Registrant”)

File No. 811-1829

To the Commission:

On behalf of the Registrant, electronically transmitted herewith is the Registrant’s Registration Statement on Form N-14 (the “Registration Statement”) relating to the issuance of shares of the Registrant in connection with the reorganization (the “Reorganization”) of each of Columbia Acorn Select Fund into Columbia Acorn Fund and Columbia Acorn Emerging Markets Fund into Columbia Acorn International, each a series of the Registrant. The Registration Statement relates to one of a series of reorganizations of funds advised by Columbia Management Investment Advisers, LLC and its affiliate Columbia Wanger Asset Management, LLC previously filed with the Commission (the “Other Columbia Reorganizations”).1 The structure of the Reorganization and the Other Columbia Reorganizations are substantially similar and the Registration Statement and the registration statements for the Other Columbia Reorganizations contain substantially similar disclosures with respect to common matters and are organized in a substantially similar.

It is anticipated that this Registration Statement will become effective on April 5, 2020 pursuant to Rule 488 under the Securities Act of 1933, as amended (the “1933 Act.)

If you have any questions or comments regarding the Registration Statement, please call the undersigned at (312) 609-7661.

[1]

We note that, in addition to the Registration Statement, on February 28, 2020 the Registrant filed a separate registration statement on Form N-14 , on February 25, 2020, Columbia Funds Series Trust II (File No. 811-21852) filed a separate registration statement on Form N-14 and on February 26, 2020, Columbia Funds Series Trust II (File No. 811-21852), Columbia Funds Series Trust (File No. 811-09645) and Columbia Funds Series Trust I (File No. 811-04367) have each filed a separate, but identical, registration statement on Form N-14 relating to the Other Columbia Reorganizations.

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U.S. Securities and Exchange Commission

March 6, 2020

Sincerely, /s/ Deborah Bielicke Eades Deborah Bielicke Eades Shareholder